Exhibit 99.1
Le Gaga announces new lease agreements for
3,950 mu farmland
HONG KONG, February 18, 2011 — Le Gaga Holdings Limited (“Le Gaga” or the “Company”) (NASDAQ: GAGA), one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage and one of the fastest growing major vegetable producers in China, today announces that the Company has reached agreements with local villagers’ committees in the cities of Putian and Quanzhou in Fujian Province, China for the lease of 3,950 mu of arable land.
As of the date of this announcement, 2,095 mu of land under the lease agreements has been handed over to the Company for operation. The remaining 1,855 mu is expected to be handed over to the Company within the next few months. The Company is currently in the process of collecting the requisite authorization letters or consents from the holders of the operation rights for the new land and filing of the lease agreements with the relevant local government.
The additional land of 3,950 mu will bring Le Gaga’s total arable land to 21,902 mu. This addition is in line with the Company’s long-term growth strategy of increasing its arable land to support its greenhouse area expansion as the Company plans to devote most of the new land to greenhouse vegetable cultivation.
Mr. Shing Yung Ma, Chairman and CEO of Le Gaga, commented: “The new land is close to our target markets and public infrastructures and has very good soil conditions. The addition of new land fits in our strategy of further expanding our production capacity in the provinces of Fujian and Guangdong and will help us achieve our growth objectives.”
About Le Gaga Holdings Limited (NASDAQ: GAGA)
Le Gaga is one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage and one of the fastest growing major vegetable producers in China. Through its subsidiary China Linong International Limited, the Company sells and markets over 100 varieties of vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong with a trusted brand among customers. In particular, the Company supplies vegetables to supermarkets such as Walmart in China and Wellcome, Parknshop and Vanguard in Hong Kong.
The Company currently operates 19 farms in the Chinese provinces of Fujian, Guangdong and Hebei. The Company produces and sells high quality vegetables all-year-round leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database.

Safe Harbor statement
This press release contains statements of a forward-looking nature. These statements, including the statements with respect to the Company future performance and the legality or validity of the Company leases of agricultural land, are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the statements relating to the Company’s expected progress on greenhouse and arable land expansion may contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus, dated October 28, 2010, filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to lease farmland or forestland; the legality or validity of the Company’s leases of agricultural land; risks associated with extreme weather conditions, natural disasters, crops diseases, pests and other natural conditions; fluctuations in market prices and demand for the Company’s products; risks of product contamination and product liability claims as well as negative publicity associated with food safety issues in China; risks of labor shortage and rising labor costs; the Company’s ability to comply with U.S. public accounting reporting requirements, including maintenance of an effective system of internal controls over financial reporting; and the Company’s susceptibility to adverse changes in political, economic and other policies of the Chinese government that could materially harm its business. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Further information regarding risks and uncertainties faced by the Company is included in its filings with the U.S. Securities and Exchange Commission, including its final prospectus, dated October 28, 2010.
For further information, please contact:
PR China
Jane Liu
Tel: (852) 2522 1838
Email: jliu@prchina.com.hk
Henry Chik
Tel: (852) 2522 1368
Email: hchik@prchina.com.hk